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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 1)

                            Callon Petroleum Company
               ---------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
               ---------------------------------------------------
                         (Title of Class of Securities)


                                    13123X102
               ---------------------------------------------------
                                 (CUSIP Number)

                              George G. Young III
                            Haynes and Boone, L.L.P.
                           1000 Louisiana, Suite 4300
                              Houston, Texas 77002
                                 (713) 547-2081
               ---------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               SEPTEMBER 16, 1999
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                                 -------------------
 CUSIP No. 13123X102                                          Page 2 of 6 Pages
----------------------------                                 -------------------

================================================================================
      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Fred L. Callon
--------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3      SEC USE ONLY


--------------------------------------------------------------------------------
      4      SOURCE OF FUNDS

                 OO
--------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]

--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF      7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY               663,259
      OWNED BY     -------------------------------------------------------------
        EACH         8      SHARED VOTING POWER
     REPORTING
       PERSON                  0
        WITH       -------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                               663,259
                   -------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 657,584
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 7.61%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON*

                 IN
================================================================================

                                                               Page 3 of 6 Pages

INTRODUCTORY NOTE.


This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed on behalf of Fred L. Callon ("Mr. Callon"), individually, and the Callon Stockholders, as defined in the Schedule 13D of Callon Petroleum Company ("Callon Petroleum") filed on September 22, 1994 (the "Schedule 13D"), to remove the Callon Stockholders, other than Mr. Callon, as Reporting Persons under the
Schedule 13D.

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

ITEM 2.    IDENTITY AND BACKGROUND.

On September 16, 1994, the Callon Stockholders entered into a Stockholders' Agreement with Callon Petroleum and NOCO Enterprises, L.P. subjecting them to certain agreements with respect to the voting and disposition of the Common Stock ("Stockholders' Agreement"). The Stockholders' Agreement was subsequently amended to include Fred. Olsen Energy ASA and Fred Olsen Energy II (together with NOCO Enterprises, L.P., referred to herein as "NOCO") as parties thereto. The Callon Stockholders jointly filed the Schedule 13D as a group solely because the Callon Stockholders or the Callon Stockholders and NOCO may have been deemed a "group" within the meaning of Rule 13d-5(b)(1). However, the Callon Stockholders disclaimed beneficial ownership of the Common Stock owned by NOCO and the existence of a group with NOCO or any of NOCO's direct or indirect affiliates. In addition, each Callon Stockholder disclaimed beneficial ownership of all shares of Common Stock owned by the other Callon Stockholders and the existence of a group comprised of the Callon Stockholders.

On September 16, 1999, the Stockholders' Agreement terminated. In addition, none of the Callon Stockholders, with the exception of Mr. Callon, directly or indirectly beneficially own more than 5% of the shares of Common Stock. Thus the Callon Stockholders, with the exception of Mr. Callon, are no longer Reporting Persons for purposes of Rule 13d-1(a) and this Schedule 13D. Mr. Callon acknowledges that he is a Reporting Person and hereby submits this Amendment No. 1.

The filing of this Amendment No. 1 to Schedule 13D should not be construed as an admission that each Callon Stockholder (i) constituted a member of a group comprised of the Callon Stockholders; (ii) constituted a member of group comprised of the Callon Stockholders and NOCO or any of NOCO's direct or indirect affiliates; or (iii) was the beneficial owner of the shares of Common Stock held by the other Callon Stockholders or NOCO. In addition, the filing of this Schedule 13D shall not be construed as an admission that Mr. Callon is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

This Item 2 is hereby amended and superseded in its entirety by the following paragraphs.

Fred L. Callon is the President, Chief Executive Officer and Director of Callon Petroleum whose offices are at 200 North Canal Street, Natchez, Mississippi 39120. Mr. Callon is a citizen of the United States of America.

In the past five years, Mr. Callon has not (a) been convicted in a criminal proceeding or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction for which, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                               Page 4 of 6 Pages

The Callon Stockholders, with the exception of Fred Callon, (i) do not directly or indirectly beneficially own more than 5% of Callon Petroleum, (ii) are no longer a party to any agreement to act together for the purpose of voting or disposing of the Common Stock, and (iii) are no longer required to file pursuant to Rule 13d-1(a). Accordingly, the Callon Stockholders are no longer Reporting Persons hereunder.

ITEM 4.    PURPOSE OF TRANSACTION

This Item 4 is hereby amended and superseded in its entirety as follows:

The Stockholders' Agreement terminated on September 16, 1999, ending all agreements with respect to the voting and disposition of the Common Stock between the Callon Stockholders and the other parties to the agreement. None of the Callon Stockholders, with the exception of Mr. Callon, directly or indirectly beneficially own more than 5% of the shares of common stock of the issuer. Accordingly, the Callon Stockholders, with the exception of Mr. Callon, are not required to file on Schedule 13D as Reporting Persons pursuant to Rule 13d-1(a). Mr. Callon continues to be a Reporting Person.

Mr. Callon will review on a continuous basis his investment in the Common Stock. Mr. Callon may in the future take such actions in respect of his investment in the Common Stock as he deems appropriate in light of the circumstances existing from time to time and the appropriateness of such actions given his position as an executive officer of Callon Petroleum. Currently, these actions include continuing to hold the shares he now beneficially owns or disposing of shares. Such dispositions could be effected in private transactions, through a public offering or, upon compliance with the rules under the Securities Act of 1933, as amended (the "Securities Act"), in the open market. Additionally, it is possible that Mr. Callon could seek to acquire additional shares, although he has no current plans to do so. Any acquisition of shares could be effected in the open market, in privately negotiated transactions, or otherwise. Any sales, purchases or other actions described herein may be made at any time without further prior notice. In reaching any conclusion as to the foregoing matters, Mr. Callon will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, the obligations of and other business opportunities available to Mr. Callon, general economic conditions, the market price for shares of Common Stock and stock market conditions and general legal constraints.

Certain of the shares of Common Stock beneficially owned by Mr. Callon are held by him as trustee of the Callon Petroleum Company Employee Savings and Protection Plan. Contributions and distributions to the Plan are made quarterly, and Mr. Callon has no discretionary authority over such contributions and distributions. In addition, Mr. Callon's beneficial ownership of shares held by him as trustee of certain family trusts and as custodian for certain minor Callon family members may decrease subject to the terms of the trusts and custodial arrangements.

As President and Chief Executive Officer of Callon Petroleum, Mr. Callon regularly explores potential actions and transactions which may be advantageous to Callon Petroleum. Except as noted above, Mr. Callon has no present plans or proposals which relate to or would result in any of the actions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and superseded in its entirety as follows:

(a) As of October 11, 1999, Mr. Callon beneficially owns an aggregate of 663,259 shares of Common Stock representing approximately 7.61% of the shares of Common Stock outstanding on such date. Mr. Callon holds 78,430 shares as trustee of certain Callon family trusts, 133,944 shares as custodian for certain minor Callon family members, 63,423 shares as trustee of shares held by the Callon Petroleum Company Employee Savings and Protection Plan; 80,000 shares subject to options under the Callon Petroleum 1994 Stock Incentive Plan; and 75,000 shares subject to options under the Callon Petroleum 1996 Stock Incentive Plan. The shares beneficially owned by

                                                               Page 5 of 6 Pages


     Mr. Callon do not include 25,037 shares owned by his wife over which he disclaims beneficial ownership.

(b) Mr. Callon has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Common Stock beneficially owned by him, subject, in the case of the Callon Petroleum Company Employee Savings and Protection Plan, to the terms of the Plan.

(c) Pursuant to the terms of the Callon Petroleum Company Employee Savings and Protection Plan, contributions and distributions to the Plan are made quarterly. Accordingly, on October 11, 1999, 5,675 shares of Common Stock were acquired under the Plan and on September 13, 1999, 2,055 shares of Common Stock were distributed under the Plan. Mr. Callon has no discretionary authority with respect to such contributions and distributions. Other than these transactions under the Plan, Mr. Callon was not involved in any transactions with respect to the Common Stock he beneficially owns within the last 60 days.

(d) Participants in the Callon Petroleum Company Employee Savings and Protection Plan, certain trusts of which Mr. Callon is the trustee and the minor Callon family members for whom Mr. Callon is custodian have the right to receive dividends from or the proceeds of the sale of the Common Stock beneficially owned by Mr. Callon.

(e) The Callon Stockholders, with the exception of Mr. Callon, ceased to beneficially own or possibly be deemed a member of a "group" which beneficially owned more than 5% of the Common Stock on September 16, 1999, the date of termination of the Stockholders' Agreement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and superseded in its entirety as follows:

The Stockholders' Agreement terminated according to its own terms on September 16, 1999.

Mr. Callon is party to a Registration Rights Agreement dated September 16, 1994 (the "Registration Rights Agreement") pursuant to which he is entitled to require Callon Petroleum to register Common Stock owned by him with the Securities and Exchange Commission for sale to the public in a firm commitment public offering and generally to include shares owned by him in registration statements filed by Callon Petroleum.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and superceded in its entirety as follows:


       Exhibit
       Number                     Document Description
       -------                    --------------------

         1      --  Joint Filing Agreement dated September 16, 1994, among the Callon Stockholders (incorporated by reference to Exhibit E to the Schedule 13D filed by the Callon
                    Stockholders with the SEC dated September 22, 1994)

         2      --  Registration Rights Agreement dated September 16, 1994, between Callon Petroleum, Fred L. Callon and certain other stockholders of Callon Petroleum (incorporated by reference herein to Exhibit C of the Schedule 13D filed by the Callon
                    Stockholders with the SEC dated September 2, 1994.

                                                               Page 6 of 6 Pages


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 1999.


                                            /s/ FRED L. CALLON
                                            ------------------------------------
                                            Fred L. Callon




ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
            CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)